UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2016

Denim.LA, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00032

Delaware	46-1942864

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8899 Beverly Blvd., Suite 600 West Hollywood, CA	90048

(Address of principal executive offices)	(Zip Code)

(888) 246-7163

Registrant’s telephone number, including area code

Series A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

TABLE OF CONTENTS

DESCRIPTION OF BUSINESS	- 1 -

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	- 7 -

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES	- 11 -

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS	- 13 -

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	- 14 -

OTHER SIGNIFICANT INFORMATION	- 15 -

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDING DECEMBER 31, 2016 AND DECEMBER 31, 2015	- 16 -

In this Annual Report, references to “Denim.LA, Inc.”, “DSTLD”, “we,” “us,” “our,” or the “company” mean Denim.LA, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

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Item 1. Description of Business

Company History

The company was founded in 2012 (as Denim.LA, LLC) in order to sell premium essentials online, which include jeans, shorts, tops, accessories, and gift cards. In January 2013 the company converted into and reincorporated as Denim.LA, Inc. From September 2012 to August 2014 the company operated under the trade name “20JEANS” and in September 2014 the company began operating as “DSTLD”.

Principal Products and Services

DSTLD focuses on simple design, superior quality, and a pared-down product selection in order to deliver a perfect core wardrobe. We’re inspired by understated, modern style, and live by a fundamental, edited color palette: black, white, grey, and denim.

We demand a higher standard not just in our wardrobe, but also in labor practices and conditions. Whenever possible, we employ sustainable materials, natural dyes, and eco-friendly practices and techniques.

DSTLD offers the following clothing and accessories:

Men’s Jeans: DSTLD designs and sells premium grade denim at one-third the typical price of its contemporary brand competitors. While most premium denim is sold for $180+, DSTLD’s jeans start at just $65. We offer four proprietary men’s fits, which were developed under a veteran denim patternmaker and tested on highly experienced fit models. Our cuts range from our most fitted style, the Skinny, to our most relaxed style, the Straight Leg. DSTLD works with a curated selection of premium fabrics, like American made denim from the U.S.’s most esteemed denim mill, Cone Mills, Japanese fabric from Japan’s Kaihara Mill, as well as Raw denim and lightweight Slub Twill denim. All of DSTLD’s bottoms are crafted utilizing top-level techniques, such as chain stitching, bar tacking, and clean-finished seams, and finished with premium details (No. 5 YKK zippers, durable khaki pockets, and sanforized and mercerized to protect against shrinkage).

Women’s Jeans: DSTLD designs and sells premium grade denim at one-third the typical price of its contemporary brand competitors. While most premium denim is sold for $180+, DSTLD’s jeans start at just $65. We offer five different fits for women: Low Rise Skinny, Mid Rise Skinny, High Waisted Skinny, Boyfriend Jeans, and Cropped Jeans. Styles include black jeans, white jeans, ripped jeans, and washed jeans. All of our women’s fabrics include stretch to ensure the denim retains its shape wear after wear. We designed our women’s fits under the guidance of a veteran denim patternmaker. Premium construction and finishes include a dual-layer contoured waistband that hugs the hips for a “no gap” fit, lay flat seams, YKK zippers, and custom debossed trims. We also offer an assortment of denim shorts and cut-off shorts.

Tees and Tanks: DSTLD offers a variety of tees, tanks, long sleeved tops, and polo shirts. All of our tops are cut from 100% cotton or a polyester blend, in a modern, slim-fitted style. We utilize different types of woven cotton, including Cotton Slub, Cotton Piqué, and Heathered yarns, for a diverse selection of styles. Tops are pre-shrunk and finished with either a garment dye or pigment dye process, which helps achieve a soft hand and rich coloration. DSTLD has designed four essential tee styles, which include a classic crew neck tee, crew neck pocket tee, v-neck tee, and a more contemporary modern crew neck tee. All tops are constructed with clean finished seams. Tops range from $20 - $50.

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Outerwear: DSTLD offers a wide range of men’s and women’s outerwear, constructed of the best materials and made in a variety of factories around the world. We offer classic and fashion-forward styles across both our men's and women's outerwear lines. For women, styles include our silk bomber, leather moto jacket, wool blanket coat, and denim jackets. For men, styles include our suede bomber, leather bomber, cotton bomber, nylon bomber, leather moto jacket, wool coats, and denim jackets. Outerwear ranges from $95-$380, depending on the style and material.

Women’s tops, dresses, and bottoms: DSTLD currently offers tops and dresses for women in a variety of styles, colors, and materials. These range from blouses, dresses and shirts made from the finest silk to wool sweaters offered in multiple fits. These range from $45 to $90. We also recently launched women’s leather skirts and leggings, which range from $150 to $300 in price.

Accessories: DSTLD’s curated selection of accessories includes everyday essentials, like hats, beanies, scarves, gloves, belts, and small leather goods. We offer a variety of belt styles for both men and women, all made in Los Angeles. These include our Standard belt, designed for more casual, everyday wear, and our Thin belt, designed for more upscale occasions. These currently sell for $45. We are also launching a line of women’s leather belts in 2017. We offer small leather goods for both men and women, including a credit card holder and bi-fold wallet for men, and a zip wallet for women. Our leather accessories start at $35. We also offer unisex hats, beanies, gloves and scarves, made from a variety of materials including cashmere, wool, polyester, and leather. These range from $35-$95.

Market

While the entire adult population of the United States are prospective purchasers of our products, our target market includes college-educated younger professionals with higher levels of discretionary income. The company’s targeted market includes men and women 18 years and older who are comfortable with purchasing apparel and accessories online. Our research shows that our typical customers have an average age of 30 and an average household income of $58,000. Additionally, 75% are college educated and 60% are single.

According to Technavio, the global denim jeans market was valued at $58 billion for the year 2014, and it continues to grow on account of its lifespan as compared to other apparel. This market is further classified into three major categories such as mass market denim jeans, standard or economy jeans, and premium denim jeans. Geographically, North Americans have been the largest consumers of denim jeans, followed by consumers in Western Europe, Japan, and Korea. DSTLD did not commission the market study from Technavio.

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The Technavio study goes on to show that premium denim accounts for roughly 26% of the overall jeans market and is regarded as the segment with the highest potential for growth. The company plans to address this market by offering premium quality at fast fashion pricing.

Design and Development

Our products are designed at the company’s headquarters in Los Angeles. Several of our employees are engaged in analyzing trends, markets, and social media, utilizing historical data and industry tools to identify essential styles. The time taken to design new styles is generally one to two weeks. After design, we create multiple samples to micro-test styles, and preview those styles to top customers via email marketing and surveys to obtain design feedback. The sampling process takes approximately one month.

We then place a minimum order quantity test on our website to determine actual demand. We can determine actual demand by launching paid (Facebook, Google, Affiliate, etc.) and unpaid (Email, PR outreach, etc.) marketing campaigns that drive traffic at specific products. This allows us to determine, in a relatively short period of time, how a product performs compared to other past best sellers in similar categories. The replenishment program starts immediately after the product passes the test phase. Using tools such as Google Analytics and RJ Metrics to analyze real-time sales data by size and color, we determine precise re-order quantities.

Product Suppliers

We work with a variety of apparel manufacturers in North America, Europe, and Asia. Our current suppliers include 8th Street Branding, Phoenix Textile, and Double D Apparel, which supply the majority of our bottoms, tops, and accessories. We have worked with these suppliers since July 2016. We had a relationship with another supplier that ceased in January 2016 because the supplier was unable to provide advantageous credit limit and payment terms necessary to meet our expected needs. We are currently on Net 60-90 payment terms with our vendors, and are continuing to source new vendors as we expand into new product categories. We only work with full package suppliers, which supply fabric, trims, along with cut/sew/wash services, only invoicing us for the final full cost of each garment. This allows us to maximize cash flows and optimize operations.

We source our products from a variety of manufacturers around the globe. When deciding which factory to source a specific product from, we take into account the following factors:

-	Cost of garment
-	Retail price for end consumer
-	Production time
-	Minimum order quantity
-	Shipping/delivery time
-	Payment terms

By taking all of these into consideration, we can focus on making sure we only have the most in-demand and highest quality products available for sale to our customer at the best price and most sustainable margin for our business.

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Marketing

Acquisition Marketing

Currently, DSTLD advertises through multiple online channels which are composed of the following:

Paid Social Media Marketing: This is our primarily acquisition channel, and it is composed almost entirely of paid Facebook and Instagram marketing.

Social Media Marketing: We leverage the followers on our Instagram and Facebook accounts to make regular posts highlighting new products, brand stories, and other topics and images we deem “in brand”.

Email Marketing: We leverage an email platform that allows us to send out a variety of promotional, transactional, and retargeting emails, with the main goal of driving increased site traffic and purchases. Promotional emails are typically focused around new product launches and style lookbooks; transactional emails are usually one-time sends to users/customers based on their interaction with the site (e.g. New User Sign Up, Purchase Follow Up, etc.); examples of retargeting emails are abandoned cart email, browse abandoned email, recommended product to buy email, and inventory back in stock email.

Retargeting: We engage the services of certain Retargeting engines that allow us to dynamically target our visitors on 3rd party websites via banner/content ads, such as CNN.com and Yahoo.com.

Content Marketing: We use content marketing platforms that allow us to serve up native ads in the form of articles promoting our brand story and specific products.

Search Engine Optimization: This is the process of maximizing the number of visitors to our website by increasing our rankings in the search results on the Google, Bing, and Yahoo search engines. This is done by optimizing 1) our onsite content, by making sure our pages, titles, tags, links, and blog content is structured to increase our search results on certain keywords, and 2) our offsite content, which is the number of external websites linking to our website, usually through press articles and other advertising channels.

Podcasts/Radio: In 2016 we started advertising on podcasts and terrestrial radio, where we have seen a great deal of success via certain shows and networks.

Print Advertising: Periodically we place print advertisements in magazines and also purchase billboards in major metropolitan areas to drive increased site traffic and brand awareness.

Pop Up Stores: We have started to set up pop up stores in major metropolitan areas where customers can touch, feel, and try on our product. These are exclusively “try on only” experiences and customers must still navigate to our website to make a purchase. We have implemented stand alone stores that are DSTLD only and we have done brand collaborations where we display our products alongside similar direct to consumer brands.

Public Relations

To generate ongoing organic and word-of-mouth awareness, we routinely work with print and online media outlets to announce new products and develop timely news stories. We’re regularly in contact with the top fashion, business, and tech writers in order to capitalize on celebrity fashion features, e-commerce trend pieces, or general brand awareness articles. We have a full-time, in-house publicist and we also utilize outside agencies from time to time. Twice a year, we visit the major fashion, tech, and news outlets in New York City in order to keep them up to date on our latest launches and any relevant company developments. We also consistently host local Los Angeles press at our office space.

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To date, DSTLD has been featured in the top TV, fashion, and business outlets, including TODAY Show, Vogue.com, FastCompany.com, People StyleWatch, Women’s Health, ELLE.com, MarieClaire.com, VanityFair.com, Refinery29, MensJournal.com, GQ.com, AOL.com, Forbes.com, TechCrunch.com, USA Today, TIME, and Us Weekly to name a few.

Instagram and Influencer Marketing

Instagram and influencer marketing is one of the largest initiatives for us. On a daily basis, we reach out to and receive requests from tastemakers in fashion, lifestyle, and photography. We’ve developed a certain set of criteria for working with influencers (ie: engagement level, aesthetic, audience demographic) that have enabled us to garner impactful impressions. Our focus is not on the size of an account, but on creating organic relationships with influencers who are excited to tell our story. While most of our collaborations are compensated solely through product gifts, we also offer an affiliate commission of up to 20% through the influencer platform rewardStyle, which is the parent company of LiketoKnow.it, the first influencer platform to make Instagram shoppable (users receive an email directly to their inbox with complete outfit details when they “Like” a photo with LiketoKnow.it technology).

Celebrity Gifting

We approach celebrity gifting in a strategic, discerning manner. We have successfully placed clothing on A-list celebrities like Kendall Jenner, Gigi Hadid, Bella Hadid, Selena Gomez, Reese Witherspoon, and Lea Michele, to name a few.

Referral Marketing

DSTLD currently employs a rewards-based Share + Earn program to encourage customers to refer friends. When a customer refers a friend, that friend receives $10 off his or her first purchase, and the referrer receives $20 off his or her next purchase when that friend places an order with DSTLD.

Distribution

Our products are sold solely online, through our website. Our website is built on a custom Ruby on Rails platform with Spree (Ruby Gem) backend. Our website can be accessed via desktop, tablet or smartphone. We forgo the middlemen (department stores and boutiques) to offer premium denim and luxury essentials at or about 1/3 the traditional retail price.

We also currently offer our product for sale on Spring, which is a mobile phone app that aggregates a number of fashion and apparel brands. This has been a great way to increase our brand awareness and acquire new customers. This currently represents less than 1% of total sales.

All of our sellable product is stored with our Third Party Logistics (3PL) company, Newgistics, in their Commerce, CA distribution facility. In addition to storing our product, they are also responsible for receiving and processing new product deliveries, processing and shipping outbound orders, and processing and shipping customer returns.

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We offer free shipping to all of our customers in the United States. We also offer customers the option to upgrade to Ground Shipping or 2-Day Shipping for an additional cost.

Competition

We face direct competition from other digitally competent, vertically integrated brands such as Everlane, Ayr, Bonobos, JackThreads, and The Arrivals.

Everlane is the most direct analogue in terms of product/market fit. The price point and positioning is similar and they, like DSTLD, don’t put products on sale, which is brand positioning usually reserved for luxury brands at the top end of the market.

Some of these brands market themselves as full price and do several sales per year.

All of these companies use digital paid acquisition as a primary driver of their businesses and have in depth competency in digital marketing and brand.

More broadly, there are thousands of competitors in the highly fragmented apparel category including fast fashion players including Zara, H&M, Uniqlo, and Gap which all compete for DSTLD’s wallet share at our affordable price point.

Customers

Through March 2017, we have had over 40,000 paying customers, approximately 40% of which are female and 60% are male customers. Over 30% of our customers have purchased more than once with us, and more than 7% of all customers have purchased 4 or more times with us. In general, we find that female customers spend more than our male customers: in 2016 the average order value (“AOV”) for our female customers was $118 and our AOV for male customers was $105. Those are unaudited figures and represent management’s best estimate based on purchaser data. The top 5 states where our customers reside are California, New York, Texas, Illinois, and Washington.

Employees

As of March 2017, we currently have 14 full time employees working at our West Hollywood, CA headquarters. Our current employees are responsible for managing the following areas: Customer Service (3 employees), Finance & Operations (2 employees), Marketing (3 employees), Technology (2 employees), Product (1 employee), and Executive (3 employees).

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

Our 2015 Net Revenues were $1,720,432 compared with 2016 Net Revenues of $2,500,306, while our gross profit was $647,238 (37.6% gross margin) in 2015 and $958,642 (38.3% gross margin) in 2016. This represents a 45.3% increase in net revenue and a 48.1% increase in gross profit from 2015 to 2016.

The increase in our net revenue and gross profit was driven by four main areas:

●	Increased AOV as we introduced new product categories with higher margins and retail price
●	More repeat purchases from our customer base: 44% of gross revenues in 2016 were from existing customers, where only 33% of gross revenues in 2015 were from existing customers.
●	Increased marketing spend as we grew and tested new acquisition channels
●	Lowered shipping and fulfillment rates with our 3PL by achieving a higher level of operating leverage through increased order volume

In Q1 of 2016 we made a decision to stop working with our largest supplier and move to new suppliers that were able to get us the payment terms to increase our inventory and be able to better finance our growth. Both new vendors were able to give us Net 60-90 payment terms and a total credit limit of $700,000. As we onboarded these new suppliers, there was a period of time in January through May 2016 when we received no new product deliveries, resulting in a decrease in net revenue. Because of this, our net revenues in Q1/Q2 of 2015 were $702,008 compared with $727,477 in 2016, an increase of only 12%. Gross profits across these same two periods were $276,322 in 2015 and $375,371 in 2016, an increase of only 36%. Once we onboarded our new suppliers fully in Q3/Q4, our net revenues went from $1,018,425 in 2015 to $1,772,829 in 2016, an increase of 74%, while our gross profits across the same two periods were $370,916 in 2015 and $583,271 in 2016, an increase of 114%.

We expect to continue working with our current suppliers and to not experience periods in which we receive no new product deliveries. As such, we believe the results achieved in Q3/Q4 2016 are representative of the results we will be able to achieve in 2017.

The company’s operating expenses consist of payroll, marketing, fulfillment, technology, professional services, marketing, and general & administrative costs. These were $2,357,306 in 2015 and $3,066,636 in 2016, an increase of 30%, with payroll growing from $985,313 in 2015 to $1,008,590 in 2016, a 2.4% increase, advertising spend growing from $569,975 in 2015 to $1,143,208 in 2016, a 100% increase, and general & administrative costs growing from $633,408 in 2015 to $779,204 in 2016, a 23% increase. We also spent $55,711 in 2016 in legal and accounting fees related to the ongoing operation of the business, and $291,168 in marketing, legal and audit expenses related to the initial offering of the Regulation A+ financing round.

The primary components of the increase in payroll expenses were driven by:

●	We grew our marketing team from 1 full time resource to 3 full time resources to to help with customer acquisition, marketing materials, and enhanced site content.

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●	New head designer hired in 2016 to grow our product offerings and new finance hire to support finance and customer analytics
●	Company went without a full time tech resource for a number of months in 2015, with our CTO being hired in May 2015
●	Payroll expenses grew at a lower rate than gross profit, signifying increased efficiency with our team.

The primary components of the increase in advertising were driven by:

●	Over 16,000 new customers acquired and over 30,000 purchases made in 2016
●	Higher cost per acquisition (“CPA”) driven by increased competition in paid social media marketing. Blended CPA was $29 in 2016 compared with $16 in 2015.
●	Testing new acquisition channels, such as podcasts, radio, content marketing, blogger and influencer network partnerships, and content marketing.

The primary components of the increase in general and administrative expenses were driven by:

●	General overhead such as software subscriptions, office expenses, meals, and supplies
●	Samples for new product development, a required expense as we grow our product offering and categories
●	Onboarding of new marketing and press agencies, which as of April 1, 2017 we will no longer use. These agency fees were $32,666 in 2015 and $112,984 in 2016.

Overall, we have been able to grow our gross profit YoY while keeping non-variable costs such as payroll and overhead down.

Our net loss for 2015 was $1,652,863 while our net loss for 2016 was $2,260,910, representing an increase of 37%. This increase in loss was driven primarily by the advertising, marketing, and agency expenses described above.

Our goal in 2017 is to drive growth and optimization in acquisition marketing, product, and customer service.

In the marketing function we plan to focus our marketing and advertising resources on growing the acquisition channels that performed best for us in 2016. These include focusing more of our team’s efforts in managing and optimizing acquisition marketing such as paid social media marketing, email, and content marketing. In Q1 2017 we have already onboarded two new marketing resources, as well as increased our budget on content development and photoshoots, which will provide more marketing collateral to help drive increased site visitors and website conversion.

Our product team has been tasked with growing our product range, quality, and margin by sourcing new vendors and driving our existing vendors to decrease cost and production time. We currently rely on two main suppliers for the majority of our production, but we plan to onboard more as we grow inventory and product categories. As we test new products and categories, we aim to minimize financial risk and speed to market by ordering from more local, boutique manufacturers who are able to turn new products in faster times. As we find new categories that work for us, we will then focus on optimizing these for growth by working with factories to decrease cost as we grow the total number of units we plan to order.

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We also plan to grow our customer service team in order to provide white-glove type service to all of our customers. As an online-only brand, we are not able to benefit from having in-store salespeople to assist customers with questions on product, styling, and fit, as well as order handling and returns. In order to overcome this friction in not being able to walk into a store to make a purchase, we are making a conscious effort to grow our customer service team and services, to not only include additional resources, but also being offering “concierge” type services in order to increase customer retention and satisfaction.

Liquidity and Capital Resources

As of December 31, 2016 the company held $179,012 in cash, $833,434 in finished goods and $468,634 in other current assets, compared with $1,276,817 in accounts payable and $1,599,842 in other current liabilities, $455,152 of which was balance due on the Continental Business Credit revolving inventory loan. As a part of the revolving inventory loan, the company continued to grow inventory, and had a balance of $1,019,765 in finished goods as of March 31, 2017 (unaudited). As of December 31, 2016, $697,632 of the company’s accounts payable balance was for finished goods. This is a direct result of the company’s new vendor relationships, which included a credit limit of up to $750,000.

$15mm Convertible Note

In 2015, the company authorized the issuance of a $15mm convertible note. Through May 2016, the company raised $951,079 into this note, which converted into equity on September 12, 2016 as a part of the Regulation A+ financing round.

Regulation A+ Financing

Through December 2016, the company has closed on $994,435 in our Regulation A+ financing round, and $1,594,330 through March 2017. This round will be open until June 2017 and we anticipate receiving an additional $500,000 of funding before it closes.

Loan from Continental Business Credit

On May 18, 2016, the company closed on a loan with MBMJ Capital LLC, doing business as Continental Business Credit. The loan agreement includes a revolving inventory line of credit and term loan. The revolving line of credit would allow the company to borrow up to 50% of the book value of all eligible inventory in its possession up to $1,000,000. The balance of the loan will be paid down daily with proceeds from the sale of inventory.

The term loan was paid down in December 2016 and the revolving inventory loan was paid down in March 2017 via the proceeds from the Black Oak Capital loan. Total interest and fees paid on this loan since inception is $98,241.

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Loan from Black Oak Capital

On March 10, 2017, the company closed a loan with bocm3-DSTLD-Senior Debt, LLC (dba Black Oak Capital). The loan is up to $4,000,000, which has been used to refinance the existing debt from Continental Business Credit and to provide working capital to maintain and expand DSTLD’s business. Black Oak Capital requires interest only payments, along with a management fee, monthly for 3 years until March 10, 2020 when the entire principal of the loan is due. As April 30, 2017, we have closed on $2,000,000 on this term loan.

Related Party Loans Receivable

The Company has loaned funds to Corey Epstein and Mark Lynn throughout the life of the business, which amounted to $389,727 as of December 31, 2016. These amounts are offset by back pay owed to Corey Epstein and Mark Lynn, which amounted to $501,033 as of December 31, 2016.

Trend information

The company’s main focus over the next year is to continue to grow our product range and optimize our existing best sellers so that we can increase AOV, repeat customer purchase rate, and gross profit. AOV in 2015 was $96 and in 2016 was $109, a 14% increase YoY, while repeat customer sales was 33% of total sales in 2015 and 45% of total sales in 2016. A large and more efficient product matrix coupled with a manufacturing partnership that will help us finance our growth will help lead to higher AOV and higher repeat customer revenues in 2017.

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Item 3. Directors, Executive Officers, and Significant Employees

Directors, Executive Officers and Significant Employees

Name	Position	Age	Term in Office
Executive Officers
Mark Lynn	Co-CEO	33	Indefinite, appointed September 2013
Corey Epstein	Co-CEO	32	Indefinite, appointed September 2013
Kevin Morris	CFO/COO	34	Indefinite, appointed July 2014
Directors
Mark Lynn	Co-CEO	33	Indefinite, appointed September 2013
Corey Epstein	Co-CEO	32	Indefinite, appointed September 2013
John Tomich	Director	46	Indefinite, appointed September 2013
Trevor Pettennude	Director	50	Indefinite, appointed October 2014

Corey Epstein

Corey Epstein is currently our Co-CEO and Creative Director. He has served in that position for over 4 years, from August 2012 to the present date. Prior to founding the company he was a Senior Consultant with Deloitte Consulting from August 2011 to October 2012, and led technology transformation initiatives at clients in the Pharmaceuticals, Chemical Distribution, and Video Games industries, primarily focused around Talent Strategy and Analytics, Global Training Programs, and Change Management programs. Prior to getting his MBA from UCLA in 2009-2011, Corey led a marketing and web consulting business, serving 100s of clients across all industries, implementing branding, design, development, and strategy projects. He also holds a BBA from Loyola Marymount University with a focus in Business Law where he was the program scholar.

Mark Lynn

Mark T. Lynn is currently our Co-Chief Executive Officer. He has served in that position for over three years, from September 2013 to the present. Prior to joining us, until September 2011 he was Co-Founder of WINC, a direct to consumer e-commerce company which was then the fastest growing winery in the world, backed by Bessemer Venture Partners. Prior to Club W, Mark co-founded a digital payments company that was sold in 2011. Mark holds a digital marketing certificate from Harvard Business School's Executive Education Program.

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Kevin Morris

Kevin is currently the COO and CFO of DSTLD, and manages the company’s finances, operations, and customer analytics. He was formerly (from July 2014 to January 2016) a consultant to the company and became an employee in February 2016. Kevin is originally from Huntington Beach, California and received his bachelors in Applied Mathematics and Computer Science from the University of California, Berkeley. Upon graduation, he worked at Deloitte Consulting where he specialized in technical integrations and strategy. After attending the UCLA Anderson Graduate School of Management where he received his MBA, he worked for American Airlines as the head of pricing strategy for ancillary products and for the airline’s Asia-Pacific network. With a strong desire to work in the apparel industry, Kevin worked as the Vice-President of Sales for an Adidas licensee from February 2013 to June 2014, overseeing the global sales and marketing strategy for multiple Adidas sports categories.

John Tomich

John Tomich became a director in September 2013. John co-founded Onestop Internet in 2004 and served as the company's CEO until July 2015. Prior to Onestop, John was a Senior Associate at Shelter Capital Partners, a Los Angeles-based $200 million venture capital fund, focused on early stage investments in technology and technology-enabled companies in the Southern California area, principally in the media, wireless/communication, enterprise software, and semiconductor industries. Prior to joining Shelter, John worked as Vice President, Client Services for iXL, a leading Internet services company which provided Internet strategy consulting and comprehensive Internet-based solutions to Fortune 500 companies and other corporate users of information technology. After a series of acquisitions, it is now part of the Razorfish agency, owned by Publicis Groupe.

Trevor Pettennude

Trevor Pettennude is a seasoned financial services executive. In 2013 Trevor became the CEO of 360 Mortgage Group, where he oversees a team of 70 people generating over $1 billion of annual loan volume. Trevor is also the founder and principal of Banctek Solutions, a global merchant service company which was launched in 2009 and which processes over $300 million of volume annually.

For the fiscal year ended December 31, 2016, we compensated our three highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash Compensation ($)	Other Compensation ($)*	Total Compensation ($)
Mark Lynn	co-CEO	$120,000	$0	$120,000
Corey Epstein	co-CEO	$120,000	$0	$120,000
Kevin Morris	CFO/COO	$110,000	$0	$110,000

We do not compensate our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance.

*No stock options were granted to our executive officers during the fiscal year ending December 31, 2016.

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Item 4. Security Ownership of Management and Certain Securityholders

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Mark T Lynn, 375 N. La Cienega Blvd, #216, West Hollywood, CA 90048	2,688,889 shares held directly	4,661,111.00 shares available from issued stock options that will have vested by December 2016	70.8%
Common Stock	Corey Epstein, 375 N. La Cienega Blvd, West Hollywood, CA 90048	6,050,000 shares held directly	1,300,000 shares available from issued stock options that will have vested by December 2016	70.8%
Common Stock	Trevor Pettennude, 919 Vine Street, Denver, CO 80206	0 shares directly held	870,000 shares available from issued stock options that will have vested by December 2016	8.38%
Common Stock	Kevin Morris 2231 Camden Avenue, Los Angeles, CA 90064	0 shares directly held	880,133 shares available from issued stock options that will have vested by December 2016	8.48%
Series Seed Preferred Stock	Corey Epstein, 375 N. La Cienega Blvd, West Hollywood, CA 90048	617,122 shares directly held	N/A	2.97%
Series Seed Preferred Stock	Trevor Pettennude, 919 Vine Street, Denver, CO 80206	3,862,737 shares held through Zillion, LLC	N/A	18.65%

Amount are as of 12/31/2016. The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

13

Item 5. Interest of Management and Others in Certain Transactions

Banctek Solutions

We use Banctek Solutions, a registered independent sales organization (ISO) of FirstData as our back-end payment processor. Trevor Pettennude is majority owner of Banctek Solutions. We started to use Banctek Solutions services prior to Mr. Pettennude’s involvements with DSTLD.

Related Party Loans Receivable

The Company has loaned funds to Corey Epstein and Mark Lynn throughout the life of the business, which amounted to $389,727 as of 12/31/2016.

These loans are payable on demand and do not bear interest.

Employee Backpay

Corey Epstein and Mark Lynn have deferred their salary during portions of 2014-2016 due to the cash flow needs of the Company. Such amount payable as of December 31, 2016 was $501,033.

Officer stock issuance and promissory note

On October 14, 2013, the company issued 2,688,889 shares of $0.0001 par common stock at a price of $0.09 per share to Mark Lynn under a restricted stock purchase agreement. The company determined the fair value per share at the issuance date was $0.15 per share. The shares are subject to vesting provisions where 268,889 shares vested immediately upon issuance, and the remaining 2,420,000 shares vested pro rata over a period of 36 months (67,222 shares per month). 2,151,111 and 1,344,445 shares have vested as of December 31, 2015 and 2014, respectively.

The $242,000 proceeds from this common stock issuance were received by the company in the form of a promissory note due from the officer to the Company. The note calls for interest at Wall Street Journal Prime Rate plus 1% (currently 4.25%), annual interest payments due on the note anniversary date, and a maturity date of the earlier of October 14, 2018, termination of the officer’s service to the Company, or upon default of the promissory note. Related party interest income on this note receivable amounted to a cumulative total of $12,483 through December 31, 2015 and remains outstanding in the full amount as of December 31, 2015. The promissory note is secured by the 2,688,889 shares of common stock (vested and unvested) issued in conjunction with the promissory note. The Company agreed to forgive this promissory note contingent upon the officer’s continued service with the Company, with $80,667 of principal being forgiven on each December 31, 2013, 2014, and 2015, thereby forgiving the entire principal balance. The Company further agreed that upon voluntary or involuntary termination of service, where the Company repurchases unvested shares issued in conjunction with this promissory note, the portion of the promissory note equal to the repurchase price of the unvested shares will be immediately due, and the remaining portion of outstanding principal and accrued interest will be forgiven in full. The Company recognized this transaction as capital contributions receivable (a contra equity account) as the proceeds have not yet been funded by the stockholder in accordance with the asset recognition criteria for capital contributions under FASB ASC 505-10-45-2, and charged the full loan amount to additional paid-in capital at the issuance date. The loan forgiveness provisions are subject to the continued service of the officer, and therefore each loan forgiveness date is charged from the capital contribution receivable to compensation cost at the forgiveness date in the amount of the forgiven loan. Therefore, $80,667 was charged to compensation cost on each December 31, 2013, 2014, and 2015.

14

Item 6. Other Significant Information

Loan from Continental Business Credit

On May 18, 2016, the company closed on a loan with MBMJ Capital LLC, doing business as Continental Business Credit. The loan agreement includes a revolving inventory line of credit and term loan. The revolving line of credit would allow the company to borrow up to 50% of the book value of all eligible inventory in its possession up to $1,000,000 at 11.50% in excess of the Prime Rate per annum. The balance of the loan will be paid down daily with proceeds from the sale of inventory. This loan contains an early termination fee of $40,000.

The term loan was paid down in December 2016 and the revolving inventory loan was paid down in March 2017 via the proceeds from the Black Oak Capital loan. As a result of paying down this loan early, we were required to pay the early termination fee of $40,000.

Loan from Black Oak Capital

On March 10, 2017, the company closed a loan with bocm3-DSTLD-Senior Debt, LLC (Black Oak Capital). The loan is up to $4,000,000, which is to be used to refinance the existing debt from Continental Business Credit and to provide working capital to maintain and expand DSTLD’s business. Black Oak Capital requires interest only payments at 12.50% per annum, along with a management fee, monthly for 3 years until March 10, 2020 when the entire principal of the loan is due.

As a part of this loan, the company has authorized the issuance to Black Oak Capital of warrants to purchase at an exercise price of $0.16, the company’s common stock representing 1% of the capital stock of the company on a fully diluted basis for each $1 million loaned to the company, up to $4 million.

15

Item 7. Financial Statements for the Fiscal Years Ending December 31, 2016 and 2015

The balance sheets of DSTLD for the fiscal year ended December 31, 2016 and December 31, 2015, and the statements of operations, changes in stockholders' equity, and cash flows of DSTLD for each such period have been included in this Annual Report with the Independent Auditor's Report of Artesian CPA, LLC, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

16

Denim.LA, Inc.

A Delaware Corporation

Financial Statements and Independent Auditor’s Report

December 31, 2016 and 2015

DENIM.LA, INC.

To the Board of Directors of

Denim.LA, Inc.

Los Angeles, California

INDEPENDENT AUDITOR’S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Denim.LA, Inc., which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders’ deficiency, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

F-1

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Denim.LA, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of a Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has sustained net losses of $2,260,910 and $1,652,863 for the years ended December 31, 2016 and 2015, respectively, and has an accumulated deficit of $8,950,387 and $6,689,477 as of December 31, 2016 and 2015, respectively. The Company lacks liquidity to satisfy obligations as they come due and current liabilities exceed current assets by $1,395,579 and $789,052 as of December 31, 2016 and 2015, respectively. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Denver, Colorado

April 26, 2017

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

F-2

DENIM.LA, INC.

BALANCE SHEETS

As of December 31, 2016 and 2015

	2016	2015

ASSETS
Current Assets:
Cash and cash equivalents	$179,012	$-
Other receivables	12,275	13,733
Related party loans receivable	389,727	124,069
Inventory	833,434	317,030
Deferred offering costs	48,099	-
Prepaid expenses	18,533	4,785
Total Current Assets	1,481,080	459,617

Non-Current Assets:
Property and equipment at cost, net	16,689	34,938
Software at cost, net	9,603	25,245
Deposits	22,764	22,764
Total Non-Current Assets	49,056	82,947

TOTAL ASSETS	$1,530,136	$542,564

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-3

DENIM.LA, INC.

BALANCE SHEETS

As of December 31, 2016 and 2015

	2016	2015

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Liabilities:
Current Liabilities:
Accounts payable	$1,276,817	$344,729
Cash - overdraw	-	275
Accrued expenses	81,305	58,329
Deferred revenue	27,391	8,976
Other liabilities	216,952	137,386
Sales tax liability	21,586	92,439
Advance from related party	23,000	12,000
Employee backpay - related party	501,033	315,585
Accrued interest payable	48,423	2,844
Business loan	455,152	-
Short-term loan payable	-	200,255
Promissory notes payable	-	25,000
Promissory notes payable - related parties	225,000	50,851
Total Current Liabilities	2,876,659	1,248,669
Long-Term Liabilities:
Convertible notes payable	-	361,079
Total Liabilities	2,876,659	1,609,748

Stockholders' Equity (Deficiency):
Series Seed convertible preferred stock, $0.0001 par, 20,714,518 shares authorized, 20,714,518 and 20,714,518 shares issued and outstanding at December 31, 2016 and 2015, respectively. Convertible into one share of common stock. Liquidation preference of $6,991,150 and $6,991,150 as of December 31, 2016 and 2015, respectively.	2,071	2,071

Series A convertible preferred stock, $0.0001 par, 14,481,413 shares authorized, 4,054,227 and 0 shares issued and outstanding at December 31, 2016 and 2015, respectively. Convertible into one share of common stock. Liquidation preference of $1,946,029 and $0 as of December 31, 2016 and 2015, respectively.	405	-

Common Stock, $0.0001 par, 72,000,000 shares authorized, 10,377,615 and 9,396,362 shares issued and outstanding, 10,377,615 and 8,690,529 vested as of December 31, 2016 and 2015, all respectively.	1,038	940
Additional paid-in capital	7,602,504	5,621,436
Capital contribution receivable	(2,154)	(2,154)
Accumulated deficit	(8,950,387)	(6,689,477)
Total Stockholders' Equity (Deficiency)	(1,346,523)	(1,067,184)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$1,530,136	$542,564

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-4

DENIM.LA, INC.

STATEMENTS OF OPERATIONS

For the years ended December 31, 2016 and 2015

	2016	2015

Net revenues	$2,500,306	$1,720,432
Costs of net revenues	1,541,664	1,073,194
Gross Profit	958,642	647,238

Operating Expenses:
Sales & marketing	1,143,208	569,975
Compensation & benefits	1,008,590	985,313
General & administrative	779,204	633,408
Professional fees	135,634	168,610
Total Operating Expenses	3,066,636	2,357,306
	.	.
Loss from operations	(2,107,994)	(1,710,068)

Other Income (Expense):
Interest expense	(170,440)	(85,954)
Interest expense - convertible note discount	(127,563)	-
Interest income - related party	-	3,428
Non-operating income	145,087	139,731
Total Other Income (Expense)	(152,916)	57,205

Provision for Income Taxes	-	-

Net Loss	$(2,260,910)	$(1,652,863)

Weighted-average vested common shares outstanding
-Basic and Diluted	9,499,201	7,161,227
Net loss per common share
-Basic and Diluted	$(0.24)	$(0.23)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-5

DENIM.LA, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIENCY

For the years ended December 31, 2016 and 2015

	Series Seed Convertible Preferred Stock		Series A Convertible Preferred Stock		Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid- In Capital	Capital Contribution Receivable	Accumulated Deficit	Total Stockholders' Equity (Deficiency)

Balance at December 31, 2014	19,078,350	$1,907	-	$-	9,396,362	$940	$4,924,729	$(82,821)	$(5,036,614)	$(191,859)

Stock based compensation	-	-	-	-	-	-	251,871	-	-	251,871
Issuance of preferred stock	1,636,168	164	-	-	-	-	444,836	-	-	445,000
Officer compensation - forgiven note	-	-	-	-	-	-	-	80,667	-	80,667
Net loss	-	-	-	-	-	-	-	-	(1,652,863)	(1,652,863)
Balance at December 31, 2015	20,714,518	$2,071	-	$-	9,396,362	$940	$5,621,436	$(2,154)	$(6,689,477)	$(1,067,184)
Stock based compensation	-	$-	-	$-	-	$-	$160,215	$-	$-	$160,215
Issuance of preferred stock	-	-	2,072,822	207	-	-	994,228	-	-	994,435
Offering costs	-	-	-	-	-	-	(251,723)	-	-	(251,723)
Conversion of convertible notes payable	-	-	1,981,405	198	981,253	98	950,785	-	-	951,081
Beneficial conversion feature discount	-	-	-	-	-	-	127,563	-	-	127,563
Net loss	-	-	-	-	-	-	-	-	(2,260,910)	(2,260,910)
Balance at December 31, 2016	20,714,518	$2,071	4,054,227	$405	10,377,615	$1,038	$7,602,504	$(2,154)	$(8,950,387)	$(1,346,523)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-6

DENIM.LA, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities
Net Loss	$(2,260,910)	$(1,652,863)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	42,218	61,006
Stock compensation expense	160,215	251,871
Stock compensation on forgiven promissory notes	-	80,667
Discount on convertible note conversion	127,563	-
Changes in operating assets and liabilities:
(Increase)/Decrease in other receivable	1,458	382
(Increase)/Decrease in related party loans receivable	(312,294)	(45,987)
(Increase)/Decrease in inventory	(516,404)	29,539
Increase/(Decrease) in prepaid expenses	(13,768)	(23)
Increase/(Decrease) in deferred offering costs	(48,099)	-
Increase/(Decrease) in deposits	-	950
Increase/(Decrease) in accounts payable	932,090	(45,016)
Increase/(Decrease) in cash overdraw	(275)	(1,141)
Increase/(Decrease) in accrued expenses	22,994	21,530
Increase/(Decrease) in deferred revenue	18,415	(7,064)
Increase/(Decrease) in other liabilities	79,570	71,521
Increase/(Decrease) in sales tax liability	(70,853)	(104)
Increase/(Decrease) in employee backpay - related party	185,448	201,874
Increase/(Decrease) in accrued interest payable	45,579	2,844
Net Cash Used In Operating Activities	(1,607,053)	(1,030,014)

Cash Flows From Investing Activities
Purchase of property and equipment	(8,327)	(1,320)
Net Cash Used In Investing Activities	(8,327)	(1,320)

Cash Flows From Financing Activities
Advance from related party	11,000	-
Proceeds from related party notes, net of repayment	125,000	-
Proceeds from issuance of preferred stock	994,435	445,000
Offering costs	(251,723)	-
Net proceeds/(repayments) from short-term loan payable	(200,255)	200,255
Proceeds/(repayments) from promissory note payable	(29,217)	25,000
Proceeds from business loan, net of repayments	455,152	-
Issuance of convertible notes payable	690,000	361,079
Net Cash Provided By Financing Activities	1,794,392	1,031,334

Net Change In Cash	179,012	-

Cash at Beginning of Period	-	-
Cash at End of Period	$179,012	$-

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$124,861	$83,110

Supplemental Disclosure of Non-Cash Financing Activities
Conversion of convertible notes payable	$951,081	$-

See accompanying Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-7

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Denim.LA, Inc. (the “Company”), is a corporation organized September 17, 2012 under the laws of Delaware as a limited liability company under the name Denim.LA LLC. The Company converted to a Delaware corporation on January 30, 2013 and changed its name to Denim.LA, Inc. The Company does business under the name DSTLD. The Company sells premium denim and other products direct to consumers.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has not generated profits since inception, has sustained net losses of $2,260,910 and $1,652,863 for the years ended December 31, 2016 and 2015, respectively, has an accumulated deficit of $8,950,387 and $6,689,477 as of December 31, 2016 and 2015, respectively. The Company lacks liquidity to satisfy obligations as they come due and current liabilities exceed current assets by $1,395,579 and $789,052 as of December 31, 2016 and 2015, respectively. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2015, the Company had a negative cash balance of $275.

See accompanying Independent Auditor’s Report

F-8

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the years then ended

Capital Contribution Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a capital contribution receivable as an asset on a balance sheet. When contributed capital receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders’ equity (deficit) on the balance sheet.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2016 and 2015 consist of products purchased for resale and any materials the Company purchased to modify the products. The Company has outsourced the warehousing and fulfillment of its inventory to a third party.

Capital Assets

Property, equipment, and software are recorded at cost. Depreciation/amortization is recorded for property, equipment, and software using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2016 and 2015 consist of software with 3 year lives and property and equipment with 3-10 year lives.

See accompanying Independent Auditor’s Report

F-9

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the years then ended

Depreciation and amortization charges on property, equipment, and software are included in general and administrative expenses and amounted to $42,218 and $61,006 as of December 31, 2016 and 2015, respectively. Capital assets as of December 31, 2016 and 2015 are as follows:

	2016	2015

Computer equipment	$43,111	$36,884
Furniture and fixtures	4,384	2,284
Leasehold improvements	81,325	81,325
	128,820	120,493
Accumulated Depreciation	(112,131)	(85,555)

Property and Equipment, net	$16,689	$34,938

Depreciation Expense	$26,575	$45,364

Software (website and related)	$52,200	$52,200
Accumulated Amortization	(42,597)	(26,955)

Software, net	$9,603	$25,245

Amortization Expense	$15,643	$15,642

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note.  Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

See accompanying Independent Auditor’s Report

F-10

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the years then ended

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped. Orders that have been placed and paid as of year-end but have not been shipped are recorded to deferred revenue. Sales tax is collected on sales in California and these taxes are recorded as a liability until remittance. The Company estimates returns based on its historic results and return policy in place at the sale date, and records an allowance against revenues for this estimate. Liabilities are recorded for promotional credits and store credit issued to customers.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.  We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

See accompanying Independent Auditor’s Report

F-11

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the years then ended

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive, and consist of the following:

	2016	2015
Stock warrants	10,000	10,000
Series Seed Preferred Stock (convertible to common stock)	20,714,518	20,714,518
Series A Preferred Stock (convertible to common stock)	4,054,227	-
Convertible notes	-	1,671,662
Stock options	10,484,319	10,484,319
Total potentially dilutive shares	35,263,064	32,880,499

As all potentially dilutive securities are anti-dilutive as of December 31, 2016 and 2015, diluted net loss per share is the same as basic net loss per share for each year.

NOTE 4: STOCKHOLDERS’ DEFICIENCY

Common Stock

The Company authorized 72,000,000 and 49,000,000 shares of common stock at $0.0001 par value as of December 31, 2016 and 2015, respectively. As of December 31, 2016 and 2015, 10,377,615 and 9,396,362 shares of common stock were issued and outstanding.

During 2016, 981,253 shares of common stock were issued in conjunction with the conversion of convertible notes payable, as discussed in Note 5.

Certain stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms ranging from immediate to four years contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. As of December 31, 2016 and 2015, 10,377,615 and 8,690,529 of the issued and outstanding shares had vested. No shares remained unvested as of December 31, 2016.

The Company has reserved 16,495,222 shares of its common stock pursuant to the 2013 Stock Plan. 10,484,319 stock options are outstanding as of each December 31, 2016 and 2015.

Common stockholders having voting rights of one vote per share. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

See accompanying Independent Auditor’s Report

F-12

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the years then ended

Convertible Preferred Stock

On October 3, 2014, the Company amended its Certificate of Incorporation to authorize 21,209,487 shares of $0.0001 par preferred stock. In June 2016, the Certificate of Incorporation was amended to increase the authorized preferred stock to 38,800,000 shares of $0.0001 par preferred stock. The Company designated 20,714,518 shares of preferred stock as Series Seed Preferred Stock and 14,481,413 shares of preferred stock as Series A Preferred Stock. As of December 31, 2016 and 2015, 20,714,518 and 20,714,518 shares of Series Seed Preferred Stock were issued and outstanding, and 4,054,227 and 0 shares of Series A Preferred Stock were issued and outstanding, both respectively.

Series Seed Preferred Stock holders are entitled to vote on an as converted basis, while Series A Preferred Stock holders do not have voting privileges. The preferred stockholders have certain dividend preferences over common stockholders. The preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections. The preferred stockholders are entitled to a liquidation preference over common stockholders of the greater of: 1) the preferred stock purchase price ($0.27 per share for Series Seed Preferred Stock and $0.48 per share for Series A Preferred Stock) multiplied by a multiple of 1.00 for Series A Preferred Stock and 1.00 or 1.25 depending upon certain conditions defined the articles of incorporation for the Series Seed Preferred Stock; 2) on an as converted to common stock at the liquidation date. Based on circumstances in place as of December 31, 2016 and 2015, the liquidation preference on the Series Seed Preferred Stock was subject to the 1.25 multiple and the liquidation preferred on the Series A Preferred Stock was subject to a multiple of 1.00. The total liquidation preferences as of December 31, 2016 and 2015 amounted to $8,937,179 and $6,991,150, respectively.

The Company issued its Series Seed Preferred Stock during 2014 and 2015, resulting in the issuance of 5,020,221 shares of preferred stock at an issuance price of $0.27 per share. These issuances provided proceeds of $0 and $445,000 for the years ended December 31, 2016 and 2015, respectively.

In 2016, the Company closed on several stock issuance rounds of its Series A Preferred Stock financing conducted under Regulation A, resulting in the issuance of 2,072,822 shares of Series A Preferred Stock at a price per share of $0.48, providing total proceeds of $994,435 for the year ended December 31, 2016. The Regulation A offering remains open in 2017 and additional issuances have continued throughout 2017 through the issuance of these financial statements, as discussed in Note 12.

The 2016 Series A Preferred Stock issuances triggered conversion of all convertible notes payable outstanding in September 2016 under the conversion terms. This resulted in relieving $951,081 of principal on the convertible notes outstanding on the conversion date into 1,981,405 shares of Series A Preferred Stock and 981,253 shares of common stock.

See accompanying Independent Auditor’s Report

F-13

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the years then ended

NOTE 5:  LONG-TERM DEBT

Short-Term Loan Payable

In January 2015, the Company entered into a short-term loan agreement in the amount of $150,000, bearing interest at 39%. The loan called for 378 daily payments of $552. In August 2015, the loan was modified to increase the loan amount to $250,000, reduce the interest rate to 32.3%, and change the daily payment to $1,050 per day for a term of 315 daily payments. The balance due as of December 31, 2015 was $200,255. On May 18, 2016, the Company repaid the outstanding balance in full and closed this note. Interest expense (inclusive of penalties and fees) of $40,524 and $82,223 was recorded on this note during the years ended December 31, 2016 and 2015, respectively.

Promissory Notes Payable

In January 2013, the Company issued two non-convertible notes payable to related parties in the aggregate principal amount of $50,644. Interest on the notes is 0.21%. The notes are payable on demand and were outstanding in the amount of $50,851 as of December 31, 2015. During the year ended December 31, 2016, the Company repaid one of these notes in the principal amount of $4,215 and transferred the other against a related party receivable with the same party in the amount of $46,636. As of December 31, 2016, these balances were therefore zero.

In November 2015, the Company issued an unsecured promissory note for $25,000, bearing interest at 2% per annum and maturing on December 31, 2015. The note was not paid on the due date and remained outstanding at December 31, 2015 in the full principal amount. During the year ended December 31, 2016, the Company repaid this balance in full, and therefore the balance was zero as of December 31, 2016.

Convertible Notes Payable – 2015 and 2016 Issuances

Between September 2015 and May 2016, the Company issued twenty-one convertible promissory notes of varying amounts, subject to automatic conversion upon a qualified equity financing in excess of $1,500,000 (inclusive of the notes) and optional conversion upon a non-qualified equity financing, as defined in the note agreements. The notes’ conversion rate includes a 20% discount to the lowest price in the qualified or non-qualified equity financing round, or at the quotient obtained by dividing the valuation cap of $15,000,000 by the fully-diluted capital at the date of the conversion if the valuation at the qualified equity financing exceeds the valuation cap. The conversion provisions provide that the notes are convertible into the number of preferred stock obtained by dividing the outstanding principal by the undiscounted conversion price plus the number of common stock obtained by dividing the outstanding principal by the discounted conversion price minus the number of preferred stock converted shares. The total principal outstanding of these issuances amounted to $361,079 as of December 31, 2015, where one note for $100,000 was classified as a convertible note as of December 31, 2015, then subsequently reclassified to a non-convertible promissory note during 2016. Total issuances for the year ended December 31, 2016 were $690,000. Interest accrued on the notes at the Wall Street Journal Prime (3.75% and 3.50% as of each December 31, 2016 and 2015, respectively) until maturity or conversion, and accrued interest payable on these notes was $18,750 and $2,844 as of December 31, 2016 and 2015, respectively, where the unpaid interest at conversion had not yet been paid out as of December 31, 2016. Accrued interest was not convertible on these notes. The notes have a 36-month term with each 2015 issuance expiring in 2018 and each 2016 issuance expiring in 2019, when all principal and accrued interest comes due. The 2016 Series A Preferred Stock issuances discussed in Note 4 triggered conversion of all convertible notes payable outstanding in September 2016 under the conversion terms. This resulted in relieving $951,081 of principal on the convertible notes outstanding on the conversion date into 1,981,405 shares of Series A Preferred Stock and 981,253 shares of common stock.

See accompanying Independent Auditor’s Report

F-14

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the years then ended

The Company determined that these notes contained a beneficial conversion feature contingent upon a future event due to the discounted conversion provisions. Following FASB ASC 470-20, the Company determined the intrinsic value of the conversion features on these convertible notes based on the issuance date fair value of the Company’s stock and the discounted conversion features. In accordance with FASB ASC 470-20, a contingent beneficial conversion feature in an instrument that becomes convertible only upon the occurrence of a future event outside the control of the holder is not recognized in earnings until the contingency is resolved. Therefore, these beneficial conversion features were not recorded as note discounts at the issuance dates of the notes, but rather, were recognized effective on the conversion date in September 2016, resulting in the recognition of the fair value of the conversion features to paid-in capital and interest expense in the amount of $127,563.

As of each December 31, 2016, all notes had been converted and therefore the outstanding balance was $0.

Business Loan

On May 18, 2016, the Company closed on a loan with MBMJ Capital LLC dba Continental Business Credit, which includes the following funding mechanisms. The loans require a minimum monthly interest charge of $2,500, are subject to a default rate of an additional 7% on the stated interest rates, and required a $10,000 facility fee at closing.

Revolving Inventory Finance Facility: The Company may borrow up to 50% of the book value of all eligible inventory in its possession. The balance of the loan is to be paid down daily with proceeds from the sale of inventory. The loan is revolving, and therefore the Company can continue to draw on the note up to 50% of eligible inventory as the loan is being paid down. The maximum credit limit for this loan is $1,000,000. This loan bears interest at prime plus 11.75%, with a minimum rate of 15%. The loan has a one year term. The balance outstanding on this note as of December 31, 2016, inclusive of accrued interest, was $455,152.

Term Loan: This term loan provides Continental Business Credit a valid and senior security interest in all assets of the Company. The term loan has a maximum balance of $300,000. The term loan bears interest at 24%, with a default rate of 31%. All principal on the term loan is due July 31, 2016 and interest is due and payable monthly. The term loan may be extended for up to 90 days at the lenders discretion for a principal amount not to exceed $150,000, subject to an extension fee. The term loan was repaid during 2016.

Total interest recognized on these notes for the year ended December 31, 2016 was $79,337.

See accompanying Independent Auditor’s Report

F-15

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the years then ended

NOTE 6:  INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, share-based compensation expense, and for net operating loss carryforwards. As of December 31, 2016 and 2015, the Company had net deferred tax assets of $2,899,326 and $1,808,171, respectively.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2016 and 2015, cumulative losses through December 31, 2016, and no history of generating taxable income. Therefore, valuation allowances of $2,899,326 and $1,808,171 were recorded as of December 31, 2016 and 2015, respectively. Accordingly, no provision for income taxes has been recognized for the years ended December 31, 2016 and 2015. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimates to be 39.8%.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2016 and 2015, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $7,166,848 and $5,217,788, which may be carried forward and will expire between 2033 and 2036 in varying amounts.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 7: SHARE-BASED PAYMENTS

Warrants

In February 2014, the Company issued 10,000 warrants to purchase shares of common stock under a board advisory agreement for advisory services provided to the Company. The shares available under this warrant vest prorata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: five years after their date of issuance (2019), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.15 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Company determined the fair value of these warrants under a Black-Scholes calculation was de minimus and therefore did not record an adjustment to additional paid-in capital for the value of the services received in exchange for these warrants. As of December 31, 2016 and 2015, 10,000 and 9,167 warrants had vested, respectively.

See accompanying Independent Auditor’s Report

F-16

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the years then ended

Stock Plan

The Company has adopted the 2013 Stock Plan, as amended and restated (the “Plan”), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the Plan was 16,495,222 and 12,742,395 shares as of December 31, 2016 and 2015, respectively. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan’s inception. Shares available for grant under the Plan amounted to 5,922,903 and 2,170,076 as of December 31, 2016 and 2015, respectively.

Vesting generally occurs over a period of immediately to four years. A summary of information related to stock options for the years ended December 31, 2016 and 2015 is as follows:

	December 31, 2016		December 31, 2015
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding - beginning of year	10,484,319	$0.12	4,629,319	$0.15
Granted	-		5,855,000	$0.10
Exercised	-		-
Forfeited	-		-
Outstanding - end of year	10,484,319	$0.12	10,484,319	$0.12

Exercisable at end of year	9,040,590	$0.13	6,309,775	$0.13

Weighted average grant date fair value of options granted during year	N/A		$0.060

Weighted average duration (years) to expiration of outstanding options at year-end	8.10		9.47

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

See accompanying Independent Auditor’s Report

F-17

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the years then ended

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the years ended December 31, 2015 and 2014 are as follows:

	2016	2015

Risk Free Interest Rate	N/A	1.62%
Expected Dividend Yield	N/A	0.00%
Expected Volatility	N/A	73.00%
Expected Life (years)	N/A	5.00
Fair Value per Stock Option	N/A	$0.06

Stock-based compensation expense of $160,215 and $251,871 was recognized under FASB ASC 718 for the years ended December 31, 2016 and 2015, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $89,150 and $249,365 for the years December 31, 2016 and 2015, respectively.

NOTE 8: RELATED PARTY TRANSACTIONS

Related Party Loans Receivable

The Company has loaned funds to two officers of the Company throughout the life of the business, which amounted to $389,727 and $124,069 as of December 31, 2016 and 2015. These loans are payable on demand and do not bear interest.

Related Party Advance Payable

A family member of an officer advanced the Company $12,000 during 2014. This amount remains unpaid and outstanding in the balance of $3,000 and $12,000 as of December 31, 2016 and 2015, respectively.

This individual also owns and controls a company that provided accounting services to the Company at a rate of $2,500 per month commencing in 2015 through April 2016. $20,000 and $10,000 was due under this arrangement as of December 31, 2016 and 2015, respectively.

Promissory Notes Payable:

The Company issued promissory notes payable to two founders of the Company during 2013. These notes bear interest at 0.21%, are payable on demand, and have a combined principal balance due of $0 and $50,851 as of December 31, 2016 and 2015, respectively. As discussed in Note 5, these notes were relieved during the year ended December 31, 2016.

See accompanying Independent Auditor’s Report

F-18

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the years then ended

During 2016, the Company issued two promissory notes to related parties with combined outstanding principal balances of $225,000 as of December 31, 2016. The notes are payable on demand. These notes bear interest at 20%. Interest expense of $31,403 was recognized on these notes during 2016, and $29,673 remains unpaid and outstanding as of December 31, 2016.

Employee Backpay:

Two officers of the Company have deferred their salary during portions of 2014, 2015, and 2016 due to cash flow needs of the Company. The amounts payable under these arrangements as of December 31, 2016 and 2015 were $501,033 and $315,585, respectively.

Payment Processor:

The Company’s backend payment processor’s majority shareholder is a director of the company.

Officer Stock Issuance and Promissory Note:

On October 14, 2013, the Company issued 2,688,889 shares of $0.0001 par common stock at a price of $0.09 per share to an officer of the company under a restricted stock purchase agreement. The Company determined the fair value per share at the issuance date was $0.15 per share. The shares are subject to vesting provisions where 268,889 shares vested immediately upon issuance, and the remaining 2,420,000 shares vested prorata over a period of 36 months (67,222 shares per month). 2,151,111 and 1,344,445 shares have vested as of December 31, 2015 and 2014, respectively.

The $242,000 proceeds from this common stock issuance were received by the Company in the form of a promissory note due from the officer to the Company. The note calls for interest at Wall Street Journal Prime Rate plus 1% (currently 4.25%), annual interest payments due on the note anniversary date, and a maturity date of the earlier of October 14, 2018, termination of the officer’s service to the Company, or upon default of the promissory note. Related party interest income on this note receivable amounted to a cumulative total of $12,483 as of each December 31, 2016 and 2015, and was included in the related party loans receivable discussed above. The promissory note is secured by the 2,688,889 shares of common stock (vested and unvested) issued in conjunction with the promissory note. The Company agreed to forgive this promissory note contingent upon the officer’s continued service with the Company, with $80,667 of principal being forgiven on each December 31, 2013, 2014, and 2015, thereby forgiving the entire principal balance. The Company further agreed that upon voluntary or involuntary termination of service, where the Company repurchases unvested shares issued in conjunction with this promissory note, the portion of the promissory note equal to the repurchase price of the unvested shares will be immediately due, and the remaining portion of outstanding principal and accrued interest will be forgiven in full. The Company recognized this transaction as capital contributions receivable (a contra equity account) as the proceeds have not yet been funded by the stockholder in accordance with the asset recognition criteria for capital contributions under FASB ASC 505-10-45-2, and charged the full loan amount to additional paid-in capital at the issuance date. The loan forgiveness provisions are subject to the continued service of the officer, and therefore each loan forgiveness date is charged from the capital contribution receivable to compensation cost at the forgiveness date in the amount of the forgiven loan. Therefore, $80,667 was charged to compensation cost on each December 31, 2013, 2014, and 2015.

See accompanying Independent Auditor’s Report

F-19

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the years then ended

The Company also approved the issuance of $70,000 of loans to this officer. This note has not been drawn upon through December 31, 2016.

NOTE 9: LEASE OBLIGATIONS

Effective December 2013, the Company entered into a lease agreement for warehouse space. The lease term commenced December 1, 2013 and expires after 39 months, on February 28, 2017. Monthly lease obligations under the agreement are base rent starting at $8,617 per month plus operating costs estimated at $2,439, but subject to actual expenses. The base rent is contractually escalated to $8,876 per month beginning December 1, 2014 and to $9,142 per month beginning December 1, 2015. A $17,234 deposit was paid at the commencement of the lease. The lease agreement provides for a three-month rent and operating expense credit for the months January through March of 2014, where a total of $33,168 of rent was credited by the lessor to the Company for these months. In the event of a default on the lease terms, this credit is contractually payable back to the lessor in the full amount.

The Company ceased using the warehouse space in August 2014, and entered into a lease agreement with a sub-lessor at a rate of $11,056 per month. The 30-month lease term commenced September 2014 and expires in February 2017. The income from the sublease is recorded to Other Income on the Statements of Operations.

The Company has entered into a lease agreement on office space effective March 1, 2014. The lease calls for monthly rent payments of $5,000 commencing March 1, 2014 on a month-to-month basis.

The following are the minimum future lease obligations on the Company’s lease agreements are $23,162 which are obliged for 2017.

Total rent expense for the years ended December 31, 2016 and 2015 was $190,723 and $184,717, offset by non-operating rental income of $145,087 and $139,731, all respectively.

NOTE 10: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 11: RECENT ACCOUNTING PRONOUNCEMENTS

In July 2015, the FASB issued ASU 2015-11, “Simplifying the Measurement of Inventory,” which requires entities to compare the cost of inventory to only one measure, its net realizable value, and not the three measures required by Topic 330. This ASU is effective for fiscal reporting periods beginning after December 15, 2016, but earlier application is permitted. The Company has elected to early adopt the ASU and has applied the provisions of the ASU to the financial statements for the years ended December 31, 2016 and 2015.

See accompanying Independent Auditor’s Report

F-20

DENIM.LA, INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the years then ended

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 12: SUBSEQUENT EVENTS

2017 Debt Issuance

In March 2017, the Company entered into a senior credit agreement with an outside lender for up to $4,000,000, dependent upon the achievement of certain milestones. The initial close amount is a minimum of $1,345,000. The loan bears interest at 12.5% per annum, compounded monthly, plus fees. A 5% closing fee is due upon each closing, plus legal and accounting fees of up to $40,000. The loan requires monthly payments of interest commencing March 31, 2017, and a balloon payment for the full principal amount at maturity in March 2020. Prepayments are allowed, subject to various provisions, including a minimum payment amount of $250,000. Repayment is accelerated upon a change in control, as defined in the agreement. The loan is senior to all other debts and obligations of the Company and is collateralized by all assets of the Company.

The lender is also to be granted warrants to purchase common stock representing 1% of the fully diluted capitalization of the Company for each $1,000,000 of principal loaned under the agreement, prorated based on actual funding. The exercise price of such warrants is to be $0.16 per share.

From the related proceeds, the Company paid off its previously outstanding business loan.

Series A Preferred Stock Closings

In 2017, the Company closed an additional 1,196,616 shares of Series A Preferred Stock at $0.48 per share, providing net proceeds of $530,698.

Warrant Issuance

In 2017, the Company issued a warrant in conjunction with a service agreement. The warrant is exercisable into 3,600,000 shares of common stock at an exercise price of $0.16 per share. The warrant expires in June 2021. The warrant vested 1/3 at issuance, then vests at a rate of 1/36 per month at each monthly anniversary commencing June 7, 2016, subject to continuous service with the Company.

Management’s Evaluation

Management has evaluated subsequent events through April 26, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

See accompanying Independent Auditor’s Report

F-21

INDEX TO EXHIBITS

Exhibit 2.1	Amended and Restated Certificate of Incorporation (1)

Exhibit 2.2	Bylaws (2)

Exhibit 3.1	Amended and Restated Investors’ Rights Agreement (3)

Exhibit 3.2	Amended and Restated Right of First Refusal and Co-Sale Agreement (4)

Exhibit 3.3	Amended and Restated Voting Agreement (5)

Exhibit 6.1	Payment Processing Agreement with Banctek Solutions (6)

Exhibit 6.2	Employment Agreement with Mark Lynn (7)

Exhibit 6.3	Employment Agreement with Corey Epstein (8)

Exhibit 6.4	Updated Employment Agreement with Corey Epstein (9)

Exhibit 6.5	Employment Agreement with Kevin Morris (10)

Exhibit 6.6	Employment Agreement with Conrad Steenberg (11)

Exhibit 6.7	Promissory Note of Mark Lynn (12)

Exhibit 6.8	Promissory Note of Corey Epstein (13)

Exhibit 6.9	Lease Agreement with Beverly Blvd Associates, L.P. (14)

Exhibit 6.10	Promissory Note of Mark Lynn (15)

Exhibit 6.11	Stockholder approval of waiver of Right of First Offer by Mark Lynn and Corey Epstein (16)

(1) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416106225/v441384_ex2-1.htm.

(2) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex2-2.htm.

22

(3) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416106225/v441384_ex3-1.htm.

(4) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416106225/v441384_ex3-2.htm.

(5) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416106225/v441384_ex3-3.htm.

(6) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex6-1.htm.

(7) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex6-2.htm.

(8) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex6-3.htm.

(9) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex6-4.htm.

(10) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex6-5.htm.

(11) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416089831/v434925_ex6-6.htm.

(12) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416107689/v441954_ex6-7.htm.

(13) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416107689/v441954_ex6-8.htm.

(14) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416107689/v441954_ex6-9.htm.

(15) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416107689/v441954_ex6-10.htm.

(16) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1668010/000114420416108253/v442306_ex6-11.htm.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denim.LA, Inc.

By	/s/ Corey Epstein

Corey Epstein, Chief Executive Officer of
Denim.LA, Inc.

This annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mark T. Lynn

Mark T. Lynn, Co-Chief Executive Officer, Director

Date:       May 1, 2017

/s/ Corey Epstein

Corey Epstein, Co-Chief Executive Officer, Director

Date:       May 1, 2017

/s/ Kevin Morris

Kevin Morris, Chief Operating Officer, Chief Financial Officer, Chief Accounting Officer

Date:       May 1, 2017

/s/ Trevor Pettennude

Trevor Pettennude, Director

Date:       May 1, 2017

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